Exhibit 99.2

HUTCHMED to Announce 2021 Half-Year Financial Results

Hong Kong, Shanghai & Florham Park, NJ — Friday, July 2, 2021: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; SEHK:13) will be announcing its interim results for the six months ended June 30, 2021 on Wednesday, July 28, 2021 at 12:00 noon British Summer Time (BST) (7:00 pm Hong Kong Time (HKT); 7:00 am Eastern Daylight Time (EDT)).

Analysts and investors are invited to join a conference call and audio webcast presentation with Q&A, conducted by HUTCHMED management.

The conference call and audio webcast will take place at 1:00 pm BST / 8:00 pm HKT / 8:00 am EDT on Wednesday, July 28, 2021 and will be webcast live via the company website at www.hutch-med.com/investors/event-information/.  The presentation will be available for downloading before the conference call begins. Details of the conference call dial-in will be provided in the financial results announcement and on the company website.  A replay will also be available on the website shortly after the event.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; SEHK: 13) (formerly Hutchison China MediTech) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,300 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500